
Mail Stop 3561

September 27, 2016

Mr. Timothy S. Davidson
Senior Vice President and Chief Financial Officer
Natural Health Trends Corp.
609 Deep Valley Drive, Suite 395
Rolling Hills Estates, California 90274

> **Re:** **Natural Health Trends Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 4, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 4, 2016**
> **Form 8-K Filed July 27, 2016**
> **File No. 1-36849**

Dear Mr. Davidson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Item 1. Business

Operations of the Business

Marketing and Distribution, page 3

1. In future filings, please disclose the number of active members that reside in China. Please show us what this disclosure will look like.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations

Net Sales, page 26

2. Please expand your disclosures regarding the 113% increase in sales for fiscal year 2015. Your current description that the increase was primarily due to the effectiveness of your leadership development, promotional programs, incentives, events, new products, training, commission plans and services is vague. Please elaborate on each of these initiatives and disclose the amount of sales increase resulting from each material factor so that investors can understand the relative impact of each factor that you cite. For example, when discussing the increase in sales due to new products, disclose the amount of sales attributed to the new products during the year and provide a description of the new products that were released during the year. Refer to Item 303(a) of Regulation S-K.

3. Please disclose in future filings the percentage of your Hong Kong subsidiary's sales that are attributable to buyers that reside in China. In this regard, we note your disclosure on page 10 that your business and results of operations could be materially affected if the Chinese government determines that your operations violate Chinese legislation or regulations. Please show us what this disclosure will look like.

4. Please tell us what consideration you have given to separately disclosing membership fee revenues from revenues derived from product sales. Please tell us whether you plan to include such disclosures in future filings to the extent such revenues are material to your company's financial condition or results of operation. Please refer to Item 303(a) of Regulation S-K.

Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Amounts Held in eWallets, page 41

5. We note that commission payments to certain members in Hong Kong are first deposited in an electronic wallet "eWallet" account in lieu of being paid out directly to members. We also note that the eWallet functionality allows members to place new product orders utilizing eWallet available funds and/or request commission payment via multiple payment methods. We further note that you record amounts held in eWallets as a current liability. Please tell us whether you or the member has legal ownership of the eWallet accounts. In doing so, tell us whether the monthly eWallet statements are addressed to you or the individual member. Also, please tell us who sets up the eWallet account, including set up of the user name and password, and who has access to the funds in the accounts.

Revenue Recognition, page 42

6. We note your presentation of revenues on a gross basis with commission expense presented as an operating expense. Please tell us how you considered reporting revenues net as an agent versus gross as a principal. In doing so, please provide us with a detailed gross versus net analysis pursuant to ASC 605-45-45 to support your current presentation.

7. Please tell us how you considered whether commissions paid to members are incentives in the form of cash consideration that should be recognized as a reduction of selling prices. Refer to ASC 605-50-45.

6. Income Taxes, page 52

8. Given the significant effect of foreign tax rate differentials on your income tax provision, please disclose the statutory tax rate for each country in which you operate that materially contributes to the differential.

10. Segment Information, page 55

9. We note on pages 1 and 2 that you offer a line of NHT Global branded products in five distinct categories: wellness, herbal, beauty, lifestyle and home. Please disclose revenues for each type of product category pursuant to ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Compensation of Named Executive Officers and Directors, page 10

10. Please provide additional disclosure regarding the material factors necessary to understanding the information disclosed in your summary compensation table. For example, we note that you do not provide a narrative disclosure of the types of plan and non-plan compensation awarded to, earned by, or paid to your named executive officers, how you determined the amounts of each element of pay, or an explanation of the year over year increases to Messrs. Sharng and Davidson's stock awards and non-equity incentive plan compensation. Please refer to Items 402(m) and (o) of Regulation S-K for guidance.

Form 8-K Filed July 27, 2016

11. You disclose net income, excluding the impact of the additional tax provision for the expected partial repatriation of overseas profits, on a dollar and per share basis. It appears tax provisions for repatriation of overseas profits may be normal, recurring, cash operating expenses necessary to operate your business; therefore, your disclosures may be inconsistent with Question 100.01 of the updated Compliance and Disclosure

Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 ("Non-GAAP C&DI"). Please review this guidance when preparing your next earnings release. If you continue to present this non-GAAP measure, please clearly label the measure as non-GAAP, provide a reconciliation to the most directly comparable GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors regarding your financing condition and results of operations. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products